U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   General Form for Registration of Securities
                            of Small Business Issuers
                          Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934


                        BLACKHAWK CAPITAL GROUP BDC INC.
                        --------------------------------
                         (Name of Small Business Issuer)


               Delaware                              20-1031329
               --------                              ----------
    (State or Other Jurisdiction of               I.R.S.  Employer
     Incorporation or Organization)            Identification Number


              14 Wall Street, 11th Floor, New York, New York 10005
           -----------------------------------------------------------
           (Address of Principal Executive Offices including Zip Code)


                                  (212)566-8300
                           ---------------------------
                           (Issuer's Telephone Number)


Securities to be Registered Under Section 12(b) of the Act:  None

Securities to be Registered Under Section 12(g) of the Act: Common Stock

Par Value  $.00001

                                (Title of Class)

                                     PART I

ITEM 1.  BUSINESS.

      Blackhawk Capital Group BDC Inc. ("Blackhawk") was incorporated on April 26, 2004 under the laws of the State of Delaware to engage in any lawful corporate undertaking. Blackhawk has been in the developmental stage since inception and its operations to date have been limited to issuing shares to its original shareholders and filing this registration statement.

      Blackhawk will attempt to locate and negotiate with business entities for Blackhawk to invest in, lend funds to, acquire a minority interest in and/or possibly manage.

      No assurances can be given that Blackhawk will be successful in locating or negotiating with any target company.

      Blackhawk has been formed to create an entity which will invest in a number of private operating companies in exchange for securities representing minority interests in such companies. Soon after this Form 10-SB is effective, Blackhawk intends to file a Form N-54/A to elect to become a Business Development Company under the Investment Company Act of 1940 ("BDC").

ASPECTS OF A REPORTING COMPANY

      There are certain perceived benefits to being a reporting company. These are commonly thought to include the following:

      (1)   Increased visibility in the financial community;

      (2) Provision of information required under Rule 144 for trading of eligible securities;

      (3) Compliance with a requirement for admission to quotation on the NASD OTC-BB or on the Nasdaq Small Cap Market;

      (4)   The facilitation of borrowing from financial institutions;

      (5)   Improved trading efficiency;

      (6)   Shareholder liquidity;

      (7)   Greater ease in subsequently raising capital;

      (8) Compensation of key employees through stock options for which there may be a market valuation;

      (9)   Enhanced corporate image.

      There are also certain perceived disadvantages to being a reporting company. These are commonly thought to include the following:

      (1)   Requirement for audited financial statements;

      (2)   Required publication of corporate information;

      (3)   Required filings of periodic and episodic reports with the SEC;

      (4) Increased rules and regulations governing management, corporate activities and shareholder relations.

COMPARISON WITH INITIAL PUBLIC OFFERING

      Certain private companies may find an investment by Blackhawk more attractive than an initial public offering of their securities.

      Reasons for this may include the following:

      (1)   Inability to obtain an underwriter;

      (2)   Possible larger costs, fees and expenses of a public offering;

      (3)   Possible delays in the public offering process;

      (4)   Greater dilution of outstanding securities.

POTENTIAL TARGET COMPANIES

      A business entity, if any, which may be interested in an investment by Blackhawk may include the following:

      (1) A company that is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

      (2) A company which wishes to raise money with less dilution of its common stock than would occur upon an investment by a venture capital firm or an underwriting;

      (3) A company which believes that it will be unable to obtain investment capital on more favorable terms than by Blackhawk;

      (4) A foreign company which may want an initial entry into the United States securities market;

      An investment in a target company will normally involve a set amount of Blackhawk funds, in exchange for shares of the Target Company. In certain instances, Blackhawk will agree to manage the Target Company which would result in the substitution by the target company of its own management and board of directors. Blackhawk may also lend money to companies in exchange for interest-bearing and/or convertible notes.

      No assurances can be given that Blackhawk will be able to find companies to invest in on terms that are satisfactory to it.

      Blackhawk is voluntarily filing this registration statement with the Securities and Exchange Commission and is under no obligation to do so under the Exchange Act.

GLOSSARY

Blackhawk or the Registrant      The  corporation  whose  common  stock  is  the
                                 subject the Registrant of this registration statement.

Exchange Act                     The Securities Exchange Act of 1934.

Securities Act                   The Securities Act of 1933.

RISK FACTORS

      The business of Blackhawk is subject to numerous risk factors, including the following:

      (1) Blackhawk has no operating history or revenue and minimal assets and operates at a loss.

            Blackhawk has had no operating history nor any revenues or earnings from operations. Blackhawk has no significant assets or financial resources. Blackhawk has sustained losses to date and will, in all likelihood, continue to sustain expenses without corresponding revenues, at least until the consummation of one or more investments in operating companies. There is no assurance that Blackhawk will ever be profitable.

      (2)   Blackhawk may have conflicts of interest.

            Management of Blackhawk participates in other business ventures, which may compete directly with Blackhawk. Additional conflicts of interest and non-arms length transactions may also arise in the future. The terms of an investment by Blackhawk may include such terms as current officers and/or directors becoming directors or officers of that company or Blackhawk investing in companies in which its current officers, directors or shareholders are affiliates or control persons. The terms of an investment in an operating company may call for Blackhawk to invest cash and receive stock of such operating company, or for Blackhawk to lend a company money in exchange for interest bearing and/or convertible notes. The Certificate of Incorporation of Blackhawk provides that Blackhawk may indemnify officers and/or directors of Blackhawk for liabilities, which can include liabilities arising under the securities laws. Assets of Blackhawk could be used or attached to satisfy any liabilities subject to such indemnification.

      (3)   The proposed operations of Blackhawk are speculative.

            The success of the proposed business plan of Blackhawk will depend to a great extent on the operations, financial condition and management of the identified target companies. While investments in entities having established operating histories are preferred, there can be no assurance that Blackhawk will be successful in locating candidates meeting such criteria. The decision to invest in a company will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if Blackhawk had more funds available to it, would be desirable. In the event Blackhawk completes one or more stock acquisitions, the success of its operations will be dependent upon management of those target companies and numerous other factors beyond the control of Blackhawk. There is no assurance that Blackhawk can identify a target company to invest in, or that such investments will be successful.

      (4)   Purchase of penny stocks can be risky.

            In the event that a public market develops for the securities of Blackhawk, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock", for purposes relevant to Blackhawk, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq Small Cap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be paid, current quotation and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock.

      (5)   There is competition in the securities industry.

            Blackhawk is and will continue to be an insignificant participant in the business of acquiring minority interests in operating companies. A large number of established and well-financed entities, including venture capital firms, are active investing in small companies. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than Blackhawk and, consequently, Blackhawk will be at a competitive disadvantage in identifying possible business opportunities and successfully completing investments. Moreover, Blackhawk will also compete with registered business development companies.

      (6) There is no agreement for any stock acquisitions and no minimum requirements for any stock acquisitions.

            As of the original filing date of this registration statement, Blackhawk has no current arrangement, agreement or understanding with respect to engaging in an investment in a specific entity. There can be no assurance that Blackhawk will be successful in identifying and evaluating suitable business opportunities. No particular industry or specific business within an industry has been selected for a target company. Blackhawk has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria, which it will require a target company to have achieved, or without which Blackhawk would not consider an investment. Accordingly, Blackhawk may invest in a company which has no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that Blackhawk will be able to negotiate an investment on terms favorable to Blackhawk.

      (7)   Reporting requirements may delay or preclude investments.

            Pursuant to the requirements of Section 13 of the Exchange Act, Blackhawk is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements normally must be furnished within 75 days following the effective date of a stock acquisition. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable investment by Blackhawk. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for investment so long as the reporting requirements of the Exchange Act are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financial statements may not be available to Blackhawk at the time of effecting an investment in such target company. In cases where audited financial statements are unavailable, Blackhawk will have to rely upon information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that an investment with such a target company might prove to be an unfavorable one for Blackhawk.

      (8)   We  have  not   conducted   any  market   research  on   acquisition
            possibilities.

            Blackhawk has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by Blackhawk. Even in the event demand exists for a transaction of the type contemplated by Blackhawk, there is no assurance Blackhawk will be successful in completing any such acquisition.

      (9)   Blackhawk may become subject to regulation under Investment  Company
            Act.

            In the event Blackhawk engages in activities, which result in Blackhawk holding passive investment interests in a number of entities, Blackhawk could be subject to regulation under the Investment Company Act of 1940. Passive investment interests, as used in the Investment Company Act, essentially means investments held by entities, which do not provide management or consulting services or are not involved in the business whose securities are held. In such event, Blackhawk would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Blackhawk has obtained no formal determination from the Securities and Exchange Commission as to the status of Blackhawk under the Investment Company Act of 1940. Soon after this Form 10-SB is filed and effective, Blackhawk intends to file a Form N-54/A with the Securities and Exchange Commission, which would subject Blackhawk to Section 55-65 of the Investment Company Act of 1940. Blackhawk would then be considered a "Business Development Company" as defined in such Act. Any violation of such Act could subject Blackhawk to material adverse consequences.


ITEM 2.  PLAN OF OPERATION.

SEARCH FOR TARGET COMPANIES

      Blackhawk will search for target companies as potential candidates for an investment and stock acquisition.

      Blackhawk has not entered into agreements with any third parties to locate potential investment and acquisition candidates.

      Blackhawk may seek to locate a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. If Blackhawk engages in solicitation, no estimate can be made as to the number of persons who may be contacted or solicited. Blackhawk may utilize consultants in the business and financial communities for referrals of potential target companies. There is no assurance that Blackhawk will locate a target company or that an acquisition or investment will be successful.

MANAGEMENT OF BLACKHAWK

      Blackhawk has no full time employees. There are four officers and two directors, all of whom are shareholders of Blackhawk, as well: Craig A. Zabala,

President, Chief Executive Officer and Chairman of the Board; Christopher Provan, Executive Vice President; Robert M. Fujii, Chief Financial Officer; and Brad D. Silver, Secretary and director. Each member of management has agreed to allocate a limited portion of his time to the activities of Blackhawk after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Management and the potential demands of the activities of Blackhawk.

      The amount of time spent by management on the activities of Blackhawk is not predictable. Such time may vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere. It is impossible to predict the amount of time management will actually be required to spend to review a suitable target company. Management estimates that the business plan of Blackhawk can be implemented by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision. Management will not perform any services on behalf of Blackhawk until after the effective date of this registration statement.

GENERAL BUSINESS PLAN

      The purpose of Blackhawk is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. Blackhawk will not restrict its search to any specific business, industry, or geographical location and Blackhawk may participate in a business venture of virtually any kind or nature. Management anticipates that initially, Blackhawk will be able to participate in only a small number of potential business ventures because Blackhawk has nominal assets and limited financial resources. This lack of diversification should be considered a substantial risk to the shareholders of Blackhawk because it will not permit Blackhawk to offset potential losses from one venture against gains from another. As it raises additional funds, Blackhawk intends to increase its investment activities.

      After Blackhawk elects to be treated as a Business Development Company, it intends to raise additional funds to enable it to invest in additional companies.

      Blackhawk may seek an investment and stock acquisition of entities which have recently commenced operations, or which wish to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

      Blackhawk seeks to invest in small operating companies, and in return, to receive a minority interest in such companies. Blackhawk has not conducted market research and is not aware of statistical data to support the perceived benefits of a stock acquisition for the owners of a target company.

      The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of Blackhawk, none of is whom a professional business analyst. In analyzing prospective business opportunities, Blackhawk may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of Blackhawk; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the virtually unlimited discretion of Blackhawk to search for and enter into potential business opportunities.

      Upon acceptance of this Form 10-SB, Blackhawk will be subject to the reporting requirements of the Exchange Act. Included in these requirements is the duty of Blackhawk to file audited financial statements as part of or within 60 days following the due date for filing its Current Report on Form 8-K reporting an acquisition which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of a transaction. Blackhawk intends to acquire an interest in companies for which audited financial statements are available or for which it believes audited financial statements can be obtained within the required period of time. Blackhawk may reserve the right in the documents for stock acquisition to void the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not conform to the representations made by the target company.

      Blackhawk will not restrict its search for any specific kind of business entities, but may acquire an interest in a venture, which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which Blackhawk may become engaged, or whether such business may need to seek additional capital.

      Following a stock acquisition Blackhawk may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, Blackhawk may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

TERMS OF A STOCK ACQUISITION

      In implementing a structure for a particular stock acquisition or investment, Blackhawk may become a party to a consolidation, joint venture, licensing agreement or other arrangement with another corporation or entity. On the consummation of a transaction, it is likely that Blackhawk will become a minority shareholder of a target business. The target company may also request that Blackhawk take control of its board of directors and/or management.

      It is anticipated that any securities issued in any such stock acquisition would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the target company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter.

      Blackhawk will participate in a stock acquisition only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

      If Blackhawk stops or becomes unable to continue to pay the operating expenses of Blackhawk, Blackhawk may not be able to timely make its periodic reports required under the Exchange Act nor to continue to search for an acquisition target.

      The Board of Directors has passed a resolution which establishes a policy that, after the date of this effectiveness of this Form 10-SB and election to become a business development company Blackhawk will not seek an acquisition with any entity in which an officer, director, shareholder or any affiliate or associate of Blackhawk serves as an officer or director or affiliate.

UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES

      As part of a subscription agreement to purchase shares of a target company, Blackhawk intends to obtain certain representations and warranties from a target company as to its conduct following the stock acquisition. The target company may also request certain representation from Blackhawk such as (i) the agreement of Blackhawk to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act for at least a specified period of time; (ii) assurance that Blackhawk will file an election to become a business development company under the Investment Company Act of 1940 and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

      A potential target company should be aware that the market price and trading volume of the securities of Blackhawk, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of its management to encourage interest in Blackhawk within the United States financial community. Blackhawk does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in Blackhawk's securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in Blackhawk's securities, which may result in a significant pressure on their market price. Blackhawk may consider the ability and commitment of a target company to actively encourage interest in Blackhawk's securities following an investment in deciding whether to enter into a transaction with such company.

      Prior to completion of an investment and/or share acquisition, Blackhawk may require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements; and other information deemed relevant.

COMPETITION

      Blackhawk will remain an insignificant participant among the firms which engage in acquiring minority interest in operating companies. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than


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

Blackhawk.   In  view  of  Blackhawk's  combined  limited  financial  resources,
Blackhawk will continue to be at a significant competitive disadvantage compared to Blackhawk' competitors.


ITEM 3.  DESCRIPTION OF PROPERTY.

      Blackhawk has no properties and at this time has no agreements to acquire any properties. Blackhawk currently uses the offices of the Concorde Group, Inc. at no cost to Blackhawk.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

      The following table sets forth each person known by Blackhawk to be the beneficial owner of five percent or more of the common stock of Blackhawk, all directors individually and all directors and officers of Blackhawk as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address                     Amount of Beneficial         Percentage
of Beneficial Owner                       Ownership                of Class
--------------------                 --------------------         ----------
Dr. Craig A. Zabala                       632,500(1)                 5.8%
P.O. Box 360
Greene Street Station
New York, New York 10012

Christopher Provan                        200,000                    1.8%
28 Tonneson drive
P.O. Box 472
Fort Montgomery, New York 10922


Brad D. Silver                            532,000                    4.8%
12 Horseshoe Drive
P.O. Box 484
Perrineville, New Jersey 08535


The Concorde Group                        300,000(2)(3)              2.7%
14 Wall Street, 11th Floor
New York, New York 10005

Robert M. Fujii                           200,000                    1.8%
1624 Action Street
Berkeley, California 94702

All Executive Officers and                1,564,500                 14.2%
Directors as a Group (4 Persons)

----------
(1) Excludes 300,000 shares of common stock and 8,5000,000 shares of preferred stock held by The Concord Group of which Dr. Zabala is the control person.

(2) Excludes 8,500,000 shares of preferred stock held by The Concorde Group. Each of these preferred shares has 100 votes per share.

(3)   The control person of these shares is Dr. Craig A. Zabala.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

       Set forth below are the names of the directors and officers of Blackhawk, all positions and offices with Blackhawk, the period during which he has served as such, and the business experience during at least the last five years.

       The following are all of the officers and directors of Blackhawk:

      Name                           Age      Positions and Offices Held
     ------                          ---      --------------------------
Dr. Craig A. Zabala                  52       President, Chief Executive Officer
P.O. Box 360                                  and Chairman of the Board
Greene Street Station
New York, New York 10012

Christopher Provan                   27       Executive Vice President
28 Tonneson drive
P.O. Box 472
Fort Montgomery, New York 10922

Robert M. Fujii                      54       Chief Financial Officer
1624 Action Street
Berkeley, California 94702

Brad D. Silver                       50       Secretary and Director
12 Horseshoe Drive
P.O. Box 484
Perrineville, New Jersey 08535


BIOGRAPHIES

      DR.  CRAIG A.  ZABALA  is the  founder,  Chairman,  President,  and  Chief
Executive Officer of the Company. He is also the founder and Chief Executive Officer of DBL Holdings, LLC (dba Drexel Burnham Lambert). He is also a Scholar in Residence and Visiting Lecturer at The Zicklin School of Business and the Department of Finance, Graduate School, Baruch College, City University of New York, where he has taught an MBA course on Entrepreneurial Strategy and an M.S. degree in Finance course on Special Topics in Investment Banking.

      Additionally, Dr. Zabala was on the editorial board of Global Focus, an academic journal on international business, economics, and social policy. From 1999 to 2001, Dr. Zabala was Senior Vice President of Merchant Banking,
Trautman, Wasserman & Company, a merchant bank and Broker Dealer in New York City. Prior to this, from 1997 to 1998, Dr. Zabala was Vice President and Investment Advisor, Private Client Group, Merrill Lynch & Co., New York City. Previously, Dr. Zabala was Vice Chairman of the Board of Directors of Golf Reservations of America, Inc. from November 1992 through April 1996; his areas of responsibility included developing the business plan, joint-venture marketing relationships, capital raising and financial strategies, and commercial banking strategies.

      From 1991 to 1993, Dr. Zabala was a Visiting Scholar and Visiting Lecturer, teaching the following courses, Entrepreneurship, Venture Capital, and Applied Finance, at the Walter A. Hass School of Business, University of California at Berkeley.

      From 1990 to 1991, he was a Visiting Fellow at the School of Industrial and Business Studies, University of Warwick, Coventry, England. From 1989 to 1990, he was Vice President of Corporate Finance at D.H. Blair and Company. From 1986 to 1990, he served as Assistant Professor of Management at the School of

Management, Rensselaer Polytechnic Institute, in Troy, New York. Dr. Zabala was an Economist at the U.S. Department of Labor (1979 to1982) and the U.S. Department of Commerce (1982 to 1986) in Washington, D.C. During his career in Washington, he was also employed full-time as an autoworker from 1976 to 1983 at the General Motors Assembly Division, General Motors Corporation, Van Nuys, California, where he worked and also carried out research on production relations for his doctoral research on the U.S. automobile industry.

       Dr. Zabala received his A.B., Magna cum laude and Phi Beta Kappa, in 1974, M.A. in 1977, Ph.D. in 1983 all from the University of California, Los Angeles, and was also a Postdoctoral Scholar in 1986 at the University of California, Los Angeles. He also pursued advanced post-graduate studies in production theory and econometrics in the Department of Economics, The George Washington University, Washington, D.C., from 1980 to 1984. Additionally, Dr. Zabala founded Craig A. Zabala & Company, a business consulting company in New York City. Dr. Zabala is also a founder, principal, and/or investor in a number of emerging growth firms.

      CHRISTOPHER A. PROVAN is Vice President of Concorde Group, Inc. and Executive Vice President of Blackhawk Capital Group BDC Inc. From 2003 to 2004, Mr. Provan was Vice President of the Source Capital Group in New York City. From 2000 to 2003, Mr. Provan was an Associate at Harmonic Research, Inc. in New York City. Prior to this, Mr. Provan was Managing Research Associate in the Department of Science and Technology at Bryant College, Smithfield, Rhode Island. From 1995 to 1998, he was a User Support Technician. In 1999, Mr. Provan was Founder and President of Prova Ltd, a holding company, owned and operated by the Provan family as a group of family restaurants in the Newburgh, NY area. From 1993 to 1998, Mr. Provan was Vice President and Chief Operating Officer at Provan Transport Corp., Inc.; President, Excellsior Leasing Company of the Hudson Valley LLC; Vice President and Chief Operating Officer, Provan Leasing Company, a real estate management firm; Vice President and Chief Operating
Officer, Provan Ford Trucks, Inc., representing Ford Motor Company Heavy Truck Division in lower Hudson Valley, New York. These firms had headquarters in Newburgh, NY and combined annual revenues of approximately $25.0 million.

      Mr. Provan has a BS degree in Business Management from the Department of Management, and a Minor in Environmental Science, Department of Science and Technology, Bryant College, Smithfield, RI. Mr. Provan has agreed to accept an appointment to the Zoning Board of Appeals in the Town of Highlands, NY. He is also a volunteer firefighter in Fort Montgomery, NY and an Emergency Medical Services (EMS) volunteer in the Town of Highlands, NY.

      ROBERT M. FUJII is the CFO for Blackhawk Capital Group BDC, Inc. He also holds positions as Chief Financial Analyst of the Concorde Group, Inc. and Acting Chief Financial Officer of Concorde Atlas Capital LLC. Mr. Fujii was previously a financial consultant for Craig A. Zabala & Company, a business consulting company in New York City. From 1992 to 1993, Mr. Fujii worked as a financial analyst for Nichire Foods America sales office in San Francisco. From 1979 to 1992, Mr. Fujii worked as the Supervisor of Budgets and General Accounting for Varian Associates, Inc., a manufacturer of scientific measuring instruments, located in Walnut Creek, California. He received his BA in Biochemistry in 1971 from the University of California at Berkeley and an MBA in International Business and Finance from the Haas School of Business, University of California at Berkeley in 1993.

      BRAD D. SILVER is the Executive Vice President of Concorde Group, Inc. Mr. Silver also serves as President of Concorde Financial Advisors, LLC, and President Concorde Casualty group, LLC. since 2002. He is also Secretary of Blackhawk Capital Group BDC Inc. and on its Board of Directors. Prior to that, he served as a Registered Investment Advisor at Allmerica Financial (NYSE trading symbol: AFC), the parent company of Hanover Insurance Company. Mr. Silver has been in the securities industry since 1982.

      Mr. Silver has consulted with Concorde since the beginning of 2000. From 2000 to 2001, he was Senior Account Executive at Minolta Business Solutions, Inc., a wholly owned subsidiary of Minolta Corporation. From 1998 to 2000, Mr. Silver was the founder, President, and Chief Executive Officer of the Morganville Group, Morganville, NJ, a management consultancy. From 1996 to 1998, he was Senior Vice President at Commonwealth Associates, Inc., a NASD registered Broker Dealer in New York City that specializes in venture capital in the private and public equity markets. Mr. Silver has participated in debt offerings in private and public markets.

      From 1995 to 1996, Mr. Silver was Senior Vice President at Prime Charter, Ltd., New York, New York. From 1990 to 1995, he served on the Board of Directors for the Montauk Credit Union, New York City. In 1994, Mr. Silver was co founder and Managing Partner of RS Coleman & Company, an independent subsidiary of RAS Securities, Inc., a NASD registered Broker Dealer in New York City. As Managing Partner, he managed mergers and acquisitions resulting in two public offerings.

      From 1991 to 1994, Mr. Silver co- founded and co managed the New York City Branch Office for Thomas James Associates, Inc. Under Mr. Silver's management, the branch was the top producer out of 16 nationwide branches. The New York City office employed an average of 125 brokers and support personnel.

      From 1988 to 1991, he served as Managing Director at Ladenburg, Thalmann & Company, New York, New York, a middle-market investment bank and NASD registered broker dealer. Mr. Silver was co founder and Chairman of the Board of Ladenburg, Thalmann Assurance Corporation ("LTAC"). He also developed the LTAC sales organization. Prior to this, from 1987 to 1988, Mr. Silver was Senior Vice President at Prescott, Ball and Turben, a wholly owned subsidiary of Kemper Securities.

      Mr. Silver received his BBA degree in 1982 from the School of Business, Hofstra University, Hempstead, New York. Mr. Silver is a General Securities Principal.

PREVIOUS INVESTMENT COMPANIES

      Certain of Blackhawk's principal stockholders have been involved with other investment companies in the past.

CONFLICTS OF INTEREST

      The officers and directors of Blackhawk have been involved with investment companies, including those registered pursuant to the Investment Company Act of 1940, and may be involved with future investment companies. Consequently, there are potential inherent conflicts of interest in acting as officers and directors of Blackhawk. In addition, insofar as management is engaged in other business activities, they may devote only a portion of their time to the affairs of Blackhawk.

      A conflict may arise in the event that another investment company with which Management is affiliated also actively seeks a target company. It is anticipated that target companies will be located for Blackhawk and other investment companies in chronological order of the date of formation of such investment companies. However, other investment companies may differ from Blackhawk in certain items such as available capital, managerial experience, or other items. It may be that a target company may be more suitable for or may prefer a certain investment company formed after Blackhawk. In such case, an investment might be negotiated on behalf of the more suitable or preferred investment company regardless of date of other factors.

      The terms of a share acquisition may include such terms as the resignation of current management or directors and the appointment of Blackhawk's officers and directors.

      Blackhawk will not invest in a company and acquire stock of company , or acquire any assets of any kind for its securities, in which management of Blackhawk or any affiliates or associates have any interest, direct or indirect.

      There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of Blackhawk could result in liability of management to Blackhawk.

INVESTMENT COMPANY ACT OF 1940

      Although Blackhawk will be subject to regulation under the Securities Act and the Exchange Act, management believes Blackhawk will not yet be subject to regulation under the Investment Company Act of 1940 insofar as Blackhawk will only invest in one or two companies. In the near future Blackhawk intends to elect to become a Business Development Company and to subject itself to the appropriate sections of the Investment Company Act of 1940. Blackhawk intends to eventually hold passive investment interests in a number of entities, which would subject it to regulation under the Investment Company Act of 1940. Currently, Blackhawk has obtained no formal determination from the Securities and Exchange Commission as to the status of Blackhawk under the Investment Company Act of 1940.


ITEM 6.  EXECUTIVE COMPENSATION.

      The officers and directors of Blackhawk have not received any compensation for their services rendered to Blackhawk, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with Blackhawk. However, some of the officers and directors of Blackhawk anticipate receiving benefits as beneficial shareholders of Blackhawk.

      No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Blackhawk for the benefit of its employees.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      Blackhawk has issued a total of 11,000,000 shares of common stock and 8,500,000 shares of preferred stock to approximately 102 people pursuant to
Section 4(2) of the Securities Act for a total of $195.000 in cash.


ITEM 8.  DESCRIPTION OF SECURITIES.

      The authorized capital stock of Blackhawk consists of one billion (1,000,000,000) shares of common stock, par value $.00001 per share, of which there are 11,000,000 issued and outstanding and fifteen million (15,000,000) shares of preferred stock, par value $.00001 per share, of which 8,500,000 have been issued. The following statements relating to the capital stock set forth the material terms of the securities of Blackhawk; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the certificate of incorporation and the by-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

      Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of Blackhawk, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

      Holders of common stock have no preemptive rights to purchase the common stock of Blackhawk. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

      The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Blackhawk without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. The 8,500,000 shares of preferred shares which have been issued have super voting rights; each share is entitled to 100 votes.

      The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a stock acquisition by including class voting rights that would enable the holder to block such a transaction, or facilitate a stock acquisition by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of Blackhawk, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or otherwise.

DIVIDENDS

      Dividends, if any, will be contingent upon Blackhawk's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of Blackhawk's Board of Directors. Blackhawk presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends in the near future.

TRADING OF SECURITIES IN SECONDARY MARKET

      The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, Blackhawk will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of Blackhawk's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

      In order to qualify for listing on the Nasdaq Small Cap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 round-lot shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq Small Cap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 round-lot shareholders.

      If, after qualification of its securities for trading, Blackhawk does not meet the qualifications for listing on the Nasdaq Small Cap Market, Blackhawk may apply for quotation of its securities on the NASD OTC Bulletin Board.

      In order to have its securities quoted on the NASD OTC Bulletin Board a company must (i) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators; and (ii) have at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

      The NASD OTC Bulletin Board is a dealer-driven quotation service. Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the NASD OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the Nasdaq Stock Market or on a national securities exchange is eligible.

      In certain cases Blackhawk may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

      In general there is greatest liquidity for traded securities on the Nasdaq Small Cap Market, less on the NASD OTC Bulletin Board, and least through quotation by the National Quotation Bureau, Inc. on the "pink sheets". It is not possible to predict where, if at all, the securities of Blackhawk will be traded following qualification of its securities for trading.

TRANSFER AGENT

      It is anticipated that Atlas Stock Transfer, 5899 South State Street, Salt Lake City, Utah, will act as transfer agent for the common stock of Blackhawk.

                                     PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

      (A) MARKET PRICE. There is no trading market for Blackhawk's common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

       The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to Blackhawk, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

      (i) that a broker or dealer approve a person's account for transactions in penny stocks and

      (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

      In order to approve a person's account for transactions in penny stocks, the broker or dealer must

      (i) obtain financial information and investment experience and objectives of the person; and

      (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

      The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,

      (i) sets forth the basis on which the broker or dealer made the suitability determination and

      (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

      Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

      The penny stock rules do not apply to the common stock of companies which elect to be treated as business development companies under the Investment Company Act of 1940. As a result, after Blackhawk files a Form N-54/A, electing to be treated as a business development company, the penny stock rules will not apply to it.

      (B) HOLDERS. The issued and outstanding shares of the common stock and preferred stock of Blackhawk were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933.

      (C) DIVIDENDS. Blackhawk has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS.

      There is no litigation pending or threatened by or against Blackhawk.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

      Blackhawk has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

      Since incorporation, Blackhawk has issued 11,000,000 common shares and 8,500,000 preferred shares pursuant to Section 4(2) of the Securities Act of 1933.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Blackhawk's certificate of incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                                    PART F/S

FINANCIAL STATEMENTS.

Set forth below are the audited financial statements for Blackhawk for the period ended May 21,2003. The following financial statements are attached to this report and filed as a part thereof.

[PARITZ & COMPANY LOGO]


================================================================================

                        BLACKHAWK CAPITAL GROUP BDC INC.

                              FINANCIAL STATEMENTS
                                      WITH
                          INDEPENDENT AUDITORS' REPORT

                 FROM INCEPTION (APRIL 26, 2004) TO MAY 21, 2004

================================================================================

                                                      15 Warren Street, Suite 25
                                                    Hackensack, New Jersey 07601
                                                                  (201) 342-7753
                                                             Fax: (201) 342-7598
[PARITZ & COMPANY LOGO]                                   E-mail: paritz@aol.com
================================================================================
certified public accountants



                          INDEPENDENT AUDITORS' REPORT


Board of Directors
BLACKHAWK CAPITAL GROUP BDC INC.
New York, New York



          We have audited the accompanying balance sheet of BLACKHAWK CAPITAL GROUP BDC Inc. as of May 21, 2004 and the accompanying statements of operations, stockholders' equity and cash flows for the period from inception (April 26, 2004) to May 21, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BLACKHAWK CAPITAL GROUP BDC Inc. as of May 21, 2004 and the results of its operations and its cash flows for the period from inception (April 26, 2004) to May 21, 2004 in conformity with accounting principles generally accepted in the United States of America.


                                                /s/ Paritz & Company, P.A.


Hackensack, New Jersey
May 21, 2004

                        BLACKHAWK CAPITAL GROUP BDC INC.

                                  BALANCE SHEET

                                  MAY 21, 2004
================================================================================

                                     ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                         $     195
                                                                    ---------

    TOTAL CURRENT ASSETS                                                  195

OTHER ASSETS:
  DEFERRED OFFERING COSTS                                              78,114
                                                                    ---------

TOTAL ASSETS                                                        $  78,309
                                                                    =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accrued expenses                                                  $  78,114
                                                                    ---------

    TOTAL CURRENT LIABILITIES                                          78,114
                                                                    ---------


STOCKHOLDERS' EQUITY:
  Common stock, $.00001 par value
    1,000,000,000 shares authorized
    11,000,000 shares issued and outstanding                              110
  Preferred stock, $.00001 par value
    15,000,000 shares authorized
    8,500,000 shares issued and outstanding                                85
                                                                    ---------

    TOTAL STOCKHOLDERS' EQUITY                                            195
                                                                    ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $  78,309
                                                                    =========

================================================================================
                        See notes to financial statements

                        BLACKHAWK CAPITAL GROUP BDC INC.

                             STATEMENT OF OPERATIONS

                 FROM INCEPTION (APRIL 26, 2004) TO MAY 21, 2004

================================================================================


  REVENUES                                                             $    0

  EXPENSES                                                                  0
                                                                       ------


  NET INCOME                                                           $    0
                                                                       ======


================================================================================

                        See notes to financial statements

                        BLACKHAWK CAPITAL GROUP BDC INC.

                        STATEMENT OF STOCKHOLDERS' EQUITY

                 FROM INCEPTION (APRIL 26, 2004) TO MAY 21, 2004

================================================================================

                                                   ----COMMON STOCK----       -PREFERRED STOCK-
                                        TOTAL      SHARES        AMOUNT      SHARES       AMOUNT

  Sale of common stock                  $110     11,000,000       $110


  Sale of preferred stock                 85                                8,500,000      $ 85
                                        ----     ----------       ----      ---------      ----


  BALANCE - MAY 21, 2004
                                        $195     11,000,000       $110      8,500,000      $ 85
                                        ====     ==========       ====      =========      ====


================================================================================

                        See notes to financial statements

                        BLACKHAWK CAPITAL GROUP BDC INC.

                             STATEMENT OF CASH FLOWS

                  FROM INCEPTION APRIL 26, 2004 TO MAY 21, 2004

================================================================================


OPERATING ACTIVITIES:
  NET INCOME                                                        $       0
    Adjustments to reconcile net income to net cash
      provided by operating activities:
        Accrued expenses                                               78,114
        Deferred offering costs                                       (78,114)


NET CASH PROVIDED BY OPERATING ACTIVITIES                                   0
                                                                    ---------




FINANCING ACTIVITIES:
  Net proceeds from the issuance of common stock                          195
                                                                    ---------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                 195
                                                                    ---------




INCREASE IN CASH AND CASH EQUIVALENTS
AND CASH AND CASH EQUIVALENTS - END OF PERIOD                       $     195
                                                                    =========


================================================================================

                        See notes to financial statements

                        BLACKHAWK CAPITAL GROUP BDC INC.

                          NOTES TO FINANCIAL STATEMENTS

                                  MAY 21, 2004

================================================================================

1         SIGNIFICANT ACCOUNTING POLICIES

          BUSINESS DESCRIPTION

          Blackhawk Capital Group BDC Inc. ("the Company") was incorporated under the General Corporation Laws of the State of Delaware on April 26, 2004 to engage in any lawful corporate undertaking. The Company will elect to be treated as a business development company under the Investment Company Act of 1940, as amended.

          As of May 21, 2004 the Company had not commenced any business operations other than the incorporation of the Company and the retention of attorneys, accountants and investment bankers.

          The Company is anticipating selling sufficient shares of common stock at a yet undetermined price per share in order to raise an aggregate of $5,000,000.

          The Company expects that its portfolio will be comprised primarily of investments in short-term and longterm subordinated loans, referred to as mezzanine loans, and senior secured loans of private middlemarket companies, and may include equity interests such as warrants or options received in connection with their debt investments. These investments will range between $100,000 and $500,000 each, although this investment size may vary.

          While the Company's primary focus will be to generate current income through investments in loans, it may invest up to 30% of the portfolio in opportunistic investments in order to seek to enhance returns to stockholders. Such investments may include investments in commercial leases, private equity or securities of public companies that are thinly traded.

          DEFERRED OFFERING COSTS

          Deferred offering costs represent legal and investment banking fees incurred in connection with the proposed offering of common stock referred to above. These costs will be charged to capital in excess of par value upon the successful completion of the offering, or to expense If the offering is not successful.

          USES OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during each reporting period. Actual results could differ from those estimates.

                                    PART III


ITEM 1.          INDEX TO EXHIBITS


        EXHIBIT NUMBER            DESCRIPTION

        3.1                Certificate of Incorporation

        3.2                By-Laws

        3.3                Specimen stock certificate

        23.1               Consent of Accountant

                                   SIGNATURES


      In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                              BLACKHAWK CAPITAL GROUP BDC INC.


                                              By: /s/ Craig A. Zabala
                                                  ------------------------------
                                                  Dr. Craig A. Zabala, President

                                              DATE: June 10, 2004




                                                                              20